Exhibit 21.1

Ceridian HCM Holding Inc. – Subsidiaries

Subsidiary	State or other Jurisdiction of formation
Ceridian Tax Service, Inc.	Delaware
Ceridian HCM, Inc.	Delaware
Dayforce Talent LLC	Delaware
ABR Properties LLC	Florida
Ceridian Dayforce Licensing LLC	Delaware
Ceridian Cares U.S.	Minnesota
Ceridian Global Holding Company Inc.	Delaware
Ceridian Global UK Holding Company Limited	UK
Ceridian Canada Ltd.	Canada
Ceridian Cares	Canada
Ceridian Acquisitionco ULC	British Columbia
Ceridian Dayforce Corporation	Ontario
Ceridian Dayforce Inc.	Ontario
Ceridian Australia Pty Ltd	Australia
Lusworth Pty Limited	Australia
RITEQ Pty Ltd	Australia
RITEQ Limited	UK
RITEQ New Zealand Limited	New Zealand
Vedelem Pty. Ltd.	Australia
Ceridian New Zealand Limited	New Zealand
Ceridian Dayforce Ireland Limited	Ireland
Ceridian Europe Limited	UK
Ceridian Holdings UK Limited	UK
Ceridian (Mauritius) Ltd.	Mauritius
Ceridian (Mauritius) Technology Ltd.	Mauritius
Ceridian (Mauritius) Learning Center Ltd.	Mauritius